

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 26, 2009

VIA U.S. MAIL

Mr. Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd.
6501 William Cannon Drive West
Austin, TX 78735

      RE: **Freescale Semiconductor Holdings I, Ltd.**
                Form 10-K for the year ended December 31, 2007
                Filed March 13, 2008
                File No. 333-141128-05

Dear Mr. Campbell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief